SECUR 02021860 .MISSION
..ashington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-053084

MAR 28 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mallory Capital Group, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

19 Old King's Highway South, Suite 14
(No. and Street)

Darien (City) Connecticut (State) 06820-4526 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

A. Conrad Weymann, III 203-655-1571
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cornwell, Douglas Stephen
(Name – *if individual, state last, first, middle name*)

111 East Avenue, Suite 321 (Address) Norwalk (City) Connecticut (State) 06851-5014 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 02 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, A. Conrad Weymann, III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mallory Capital Group, LLC, as of December 31, 20 01, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

(signature)
Signature

Managing Member
Title

Blanche Parker 4-30-2002
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- ☒ (e) Statement of Changes in ~~Stockholders' Equity or Partners' or Sole Proprietor's Capital~~ Member's Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALLORY CAPITAL GROUP, LLC
STATEMENT OF FINANCIAL
CONDITION
DECEMBER 31, 2001

	2001
ASSETS	
Current Assets	
CASH	$ 53,726
ACCOUNTS RECEIVABLE	25,423
Total Current Assets	79,149
Property, Plant and Equipment	
FIXED ASSETS	4,270
ACCUM. DEPRECIATION-FIXED ASSETS	(237)
Total Property, Plant and Equipment	4,033
TOTAL ASSETS	$ 83,182
LIABILITIES AND EQUITY	
Current Liabilities	
ACCOUNTS PAYABLE	$ 20,191
PAYROLL TAXES PAYABLE	7,026
Total Current Liabilities	27,217
Member's Equity	
RETAINED EARNINGS	(148,535)
MEMBER'S CAPITAL	204,500
Total Member's Equity	55,965
TOTAL LIABILITIES AND EQUITY	$ 83,182

See accompanying notes.